UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on appointments to the Executive Office

—

Rio de Janeiro, June 14, 2024 – Petróleo Brasileiro S.A. – Petrobras informs that its CEO, Magda Chambriard, has appointed 3 new members to the Executive Office:

- Engineering, Technology and Innovation Executive Office, Ms. Renata Baruzzi;

- Exploration and Production Executive Office, Ms. Sylvia dos Anjos;

- Financial and Investor Relations Executive Office, Mr. Fernando Melgarejo;

The nominations will be submitted to the internal corporate governance procedures, including the respective compliance and integrity analyses required for the company's succession process, forwarded for consideration by the People Committee and then sent for deliberation by the Board of Directors.

The current directors will remain in their positions until the necessary internal governance process is completed to approve the new names.

Sylvia dos Anjos has a degree in Geology from the Federal University of Rio de Janeiro (UFRJ), a master's degree in Geology from the University of Illinois at Urbana-Champaign and a PhD from the same university. A retired Petrobras geologist, she has more than 42 years' experience in the E&P area, having held various management positions throughout her career at the company, in particular the positions of General Manager of Exploration in Applied Geology and General Manager of Technologies for the Libra Asset. She also worked on the "Competitive Gas & Energy" program, preparing Petrobras for the new competitive scenario for natural gas in Brazil. Member and co-founder of the IBP Diversity Committee since 2018. She was president for 2 terms of the Brazilian Association of Petroleum Geologists - ABGP and also vice-president of the American Association of Petroleum Geologists - AAPG Latin America.

Fernando Melgarejo has a degree in Economics from the Educational Union of Brasília (UNEB), a postgraduate degree in International Business from the Getúlio Vargas Foundation (FGV) and a master's degree in Business Economics from the Catholic University of Brasília (UCB). He has worked for the Banco do Brasil S/A conglomerate for 37 years, of which he dedicated around 30 years to the financial area, where he was an Executive Manager in the Finance and Investor Relations Department of Banco do Brasil in the area of Financial Structuring and Analysis. He has been Previ's Participations Director since 2022, where he was also the Technically Qualified Statutory Administrator (AETQ) in 2023. He is currently a member of the Board of Directors and Audit Committee of Neoenergia, Chairman of the Board of Directors of Grupo Litel and a Trustee of the Banco do Brasil Foundation.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares, 28 – 9th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Renata Baruzzi has a degree in Mathematics from the State University of Campinas (Unicamp), a specialization in Strategic Technology Management from COPPE/NCE and in Business Administration from IBMEC, as well as several extension courses abroad, including the Advaced Management Program (AMP) at Harvard Business School. She joined Petrobras 38 years ago and worked at the Cubatão Refinery (RPBC) and Paulínia Refinery (REPLAN) during the company's first 8 years. She began her management career in 2001 in HR, then moved to Engineering, where she worked at all management levels for 12 years, becoming Executive Manager of ETM-CORP (Engineering, Technology and Materials - Corporate) in 2012. She has international experience, where she served as Corporate Manager at Petrobras America Inc (Houston, TX) from 2015 to 2019. He was currently managing the Integrated Logistics Management area.

Any other appointments will be communicated to the market in due course.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares, 28 – 9th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Carlos Alberto Rechelo Neto

______________________________

Carlos Alberto Rechelo Neto

Chief Financial Officer and Investor Relations Officer